

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via E-mail
James R. Edwards
Senior Vice President, General
Counsel and Secretary
Cubic Corporation
9333 Balboa Avenue
San Diego, California 92123

  Re: **Cubic Corporation**
     Registration Statement on Form S-1
     Filed February 25, 2013
     File No. 333-186852

Dear Mr. Edwards:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise to include all non-430A information. We note in this regard the blanks on the cover page, page 12 and throughout your filing, representing the number of common shares offered by the selling shareholders.

Business Overview, page 1

2. Please expand the disclosure in this section to discuss the reasons for the restatements mentioned in the first risk factor on page 16. Also, discuss the impact of the restatements.

3. In this regard, we note the disclosure on page 130 regarding incorporation of certain documents by reference. Please provide us your analysis demonstrating your eligibility to use incorporation by reference. Specifically address whether you are "current" in your Exchange Act reporting requirements, in light of the method by which you addressed the restatement issues.

4. Please expand the disclosure on page 2 to quantify the amount of your funded backlog that you expect will be completed within the next year. Also, revise the disclosure to briefly explain the difference between funded backlog and total backlog.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Scott N. Wolfe, Esq.